Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CHELLY, Inc.
9455 E Raintree #2049
Scottsdale, AZ 85260
https://drinkchelly.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

Company:

Company: CHELLY, Inc.
Address: 9455 E Raintree #2049, Scottsdale, AZ 85260
State of Incorporation: AZ
Date Incorporated: December 10, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based:</u>

$500 | Tier 1

Mention on the Chelly website, and Founders club ownership certificate.

$1,000+ | Tier 2

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, and 15% off Chelly merch store for a year.

$2,500+ | Tier 3

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 20% off Chelly merch store for a year, and 2x Chelly customized shot glasses.

$5,000+ | Tier 4

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders club ownership certificate, 25% off Chelly merch store for a year, and 4x Chelly customized shot glasses.

$10,000+ | Tier 5

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 5% bonus shares.

$25,000+ | Tier 6

Mention on the Chelly website, Chelly hat, Chelly t-shirt, Founders Club ownership certificate, 25% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 7% bonus shares.

$50,000+ | Tier 7

Mention on the Chelly website, 2x Chelly hat, 2x Chelly t-shirt, Founders Club ownership certificate, 30% off Chelly merch store for a year, 4x Chelly customized shot glasses, and 10% bonus shares.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

CHELLY, Inc. ("CHELLY" or the "Company") is a corporation organized under the laws of the state of Arizona that produces flavored liquors and spirits. The Company's business model consists of selling alcoholic beverages focused on a 21-34 age demographic. Our product is sold across the state of Arizona at stores, restaurants, and bars like Total Wine, Pomo Pizzeria, and Sotol Craft Kitchen as well through direct to consumer through Drizly.com. The Company's top 3 reasons to invest: unique selling position, story, and differentiated growth plan compared to other beverage brands.

The Company started operations as CHELLY LLC when it was organized under Arizona law in January 20, 2019, with the same leadership team as with its current form. On December 10, 2021, the company converted to an Arizona domestic corporation to better facilitate equity funding. On November 1, 2021, a new entity Paradise Beverages LLC was organized under Arizona law and now holds 9.99% ownership of CHELLY, Inc. to entice and attract future key full-time employees.

Competitors and Industry

INDUSTRY

The global liqueur and Vodka market is currently estimated to hit $131 billion and $120 billion by 2023. The global liqueur market is expected to grow at a CAGR of 2.9% and the global vodka market is expected to grow at a CAGR of 3.32% during the period 2019-2023.

COMPETITORS

The Company has several major competitors in the Liqueur and Vodka market. Some of the top competitors in our industry include Caravella and Deep Eddy's. Caravella is the industry leader and the Company's primary competition in the Liqueur industry. Deep Eddy's is the industry leader and the Company's primary competition in the Vodka industry. Caravella is the household name for Limoncello and Deep Eddy's seems to be the most comparable brand when we walk about how our product is a better alternative option to their flavored vodka. Caravella and Deep Eddy's are direct competitors but are larger in size and development.

Despite the present competitive landscape, the Company stands out in the Liqueur space due to our high-strength ABV, not as sweet and sugary, and is the ultimate cocktail mixer. The Company stands out in the Vodka space due to our brand story and unique difference in that we are bridging the gap between a Liqueur and a Vodka. We are taking a traditional Italian recipe drink, limoncello, and crafted it into something that can compete with any flavored vodka, like Deep Eddy's.

Current Stage and Roadmap

CURRENT STAGE

The Company's product is currently in the market and generating sales. We currently offer one SKU at the moment, Limon. Our product is available throughout the state of Arizona and we currently have a local distribution company that can deliver to any city in Arizona.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share, launching new flavors and products, and growing our distribution network. We have 3 new flavors planned over the next 12 months, including: Orange, Grapefruit, & Lime. We are going to expand our market share by sponsoring more festivals, having more brand activations at on-premise locations, and having more flavors to offer our accounts. We are currently comfortable with the local distribution company we are with now as they require less margin than the big box distributors and still allow us access to any location within the state of Arizona.

The Team

Officers and Directors

Name: Nicolas Guerrieri

Nicolas Guerrieri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Legal, accounting, finances, budgeting, marketing, branding, managing, supply chain, operations, raising capital. Nicolas Guerrieri has a monthly salary of $1,500.00 and equity compensation of 46% of shares.

Other business experience in the past three years:

- **Employer:** Trajan Wealth
  Title: Investment Analyst
  Dates of Service: January 15, 2019 - September 11, 2020
  Responsibilities: • Analyze financial statements and compose research reports for potential investments • Implement and manage over 5,000+ new and existing client portfolios using Orion, TD, and other platforms • Curate a selection of investments for clients based on their model and risk profile • Assist the Investment committee on the firm's investment strategies and selection of securities for our public ETF

Other business experience in the past three years:

- **Employer:** Resolute Commercial
  Title: Financial Analyst
  Dates of Service: January 01, 2018 - November 01, 2018
  Responsibilities: Evaluate and create 13-week cash flow budgets and projections to provide financial guidance for clients. • Collaborate with senior management to adjust their current model to a more viable business model. • Conduct market/industry research for private companies to assist in the valuation of the distressed business. • Reduced company's database filing process significantly by creating a macro via Visual Basic for Applications (VBA).

Name: Roberto Guerrieri

Roberto Guerrieri's current primary role is with Bluetail. Roberto Guerrieri currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Lead Strategic Advisor
  Dates of Service: November 01, 2019 - Present
  Responsibilities: - Assists in strategic initiatives along with scaling tactics and

raising capital. Roberto Guerrieri has an annual salary $0 and equity compensation of 16.5% of shares.

Other business experience in the past three years:

- **Employer:** Bluetail
  Title: C.E.O
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Leads in technology of their software

Other business experience in the past three years:

- **Employer:** Black Garage
  Title: Managing Director
  Dates of Service: April 01, 2009 - Present
  Responsibilities: Marketing, product strategy and business development consulting and outside board member for early-stage Internet businesses. ASSIGNMENTS INCLUDE > CMO for team collaboration startup targeting SMB market. Winner of several startup of the year awards > Global Marketing for FiREapps, a currency analytics SaaS company for Fortune 500 enterprise treasury clients > VP of Sales and Marketing for EquipRent.com, a leading online construction equipment marketplace and lead generation company > E-commerce provider of health and medical products for consumers and health professionals > Mobile app and platform geared towards smartphone customer engagement market > Internet strategic advisor for leading arbitration and mediation association > Talent management assessment software company servicing businesses hiring & team building > Healthcare channel market research for large health providers in U.S > SaaS platform design and implementation for gig economy real estate tech business

Name: Rob Dunaway

Rob Dunaway's current primary role is with Law Offices of Rob Dunaway. Rob Dunaway currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary(Corporate Lawyer)
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings; facilitate board communications; Advise the Board on its roles and responsibilities; Maintain key corporate documents and records; Rob Dunaway has an annual, salary of $0 and equity compensation of zero shares.

Other business experience in the past three years:

- **Employer:** Pillsbury Winery, LLC
  Title: Co-Founder
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Corporate Lawyer

Other business experience in the past three years:

- **Employer:** Law Offices of Rob Dunaway
  Title: Principal Attorney
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Robert Dunaway, Attorney and Businessman, Phoenix, Arizona. Mr. Dunaway has 30 years of corporate and technology experience as an attorney, management advisor and investor, having represented public clients such as Sun Microsystems, Tandem Computers, S3, Diamond Multimedia and others to hundreds of startup technology and Internet companies. A co-author of books on startup company management and intellectual property protection, he also has CEO experience and numerous Board of Director positions to his credit. He has lectured at Stanford Business School and Santa Clara University School of Law and was chosen one of Phoenix's Top 12 Business Advisors in the New Times 2001 poll of metro readers.

Name: Stuart Francis

Stuart Francis's current primary role is with Salad n Go. Stuart Francis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CRO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Responsible for sales implementation/account management. Stuart Francis has a monthly salary of $0 and equity compensation of 19.5%

Other business experience in the past three years:

- **Employer:** Salad n Go
  Title: Project Manager
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Manage projects for the construction and development of new Salad n Go locations

Other business experience in the past three years:

- **Employer:** American Retail Contractors
  Title: Project Superintendent
  Dates of Service: July 01, 2019 - March 01, 2021
  Responsibilities: Project manage vendors

Other business experience in the past three years:

- **Employer:** GMH Capital Partners
  Title: Leasing Consultant
  Dates of Service: April 01, 2017 - July 01, 2019
  Responsibilities: - Professionally present the features and benefits of the Sol Y Luna apartments to prospects - Immediately follow-up with prospects that did not close in an attempt to close the sale again

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There are specific risks to our company that include our ability to sell our product to retailers, our ability to have the funds to purchase more inventory, and there is a risk the government could regulate our industry more.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity offering purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing company in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1.07m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

CHELLY, Inc. was formed on December 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CHELLY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well

We dont currently own the chelly trademark due to a pending investigation + our slogan dangerously delicious is currently under review as well

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicolas Guerrieri	2,760,000	Common Stock	46.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, Promissory Notes, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Equity and the terms of the Convertible Notes are

outlined below:

Amount outstanding: $147,000.00
Maturity Date: June 30, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $50,000 or $500,000 equity sale/raise

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. The other set of convertible notes $500,000. Both sets of notes include a 20% equity discount. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (80%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Promissory Notes

The security will convert into Equity and the terms of the Promissory Notes are outlined below:

Amount outstanding: $14,604.00
Maturity Date: July 08, 2024
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: $50,000 equity sale/raise

Material Rights

Four members of Company management made related party loans prior to December 31, 2020 in the amounts of $2,979.53, $4,000, $4,305, and $3,319.73. The loans all have a 5-year term and 8% interest per annum.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: January 04, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%

Valuation Cap: None
Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,000.00
Maturity Date: February 11, 2026
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000 automatic conversion

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000.00
Maturity Date: February 11, 2026
Interest Rate: 5.0%

Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: $50,000

Material Rights

The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. This note includes an equity discount of 10%, once converted. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (90%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Please see Company's financial statement for further details.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: operations
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $92,000.00
  Use of proceeds: operations and marketing
  Date: December 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $55,000.00
  Use of proceeds: operations and marketing
  Date: May 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Continued operations and marketing until crowdfunding has launched.
  Date: February 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $3,000.00
  Use of proceeds: Funding continued operations and business administration
  Date: February 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The circumstances that led us to those results in 2019 and 2020 were a combination of only 3 part-time people. The full-time worker, Nicolas Guerrieri, did not go full-time until September 2021. Which when that happened the company started to make a lot of traction and momentum.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $9,751, a 187% increase compared to fiscal year 2019 revenue of $3,395. This was due to us not getting our license to sell until Nov 1, 2019. Also, 2020 we were affected by Covid-19 and the limitations that resulted for our focus on bars & restaurants. However, we were able to pivot and focus on liquor stores sales. Importantly, the Company does not consider sales to be of material importance during this period as it did not have any full-time employees and the focus was on building inventory in our free time along with our infrastructure.

Cost of sales

Cost of sales in 2020 was $9,441, an increase of approximately 12%, from costs of $8,365 in fiscal year 2019. The increase was due to increased product demand.

Expenses

The Company's expenses consist of, among other things, fees for professional services and trademarks, rent, liability insurances, and equipment. Expenses in 2020 were $24,077 compared to $25,252 in 2019. The expenses stayed relatively the same as rent, insurances, and equipment were the majority of our expenses.

Historical results and cash flows:

Historical results and cash flow are projected to be different in the future. We expect

high growth rates in terms of sales but we do expect to be running at a loss for some years as it is the nature of the business we are in. We, of course, would love to become profitable but it is a competitive market so a lot of funds have to be used to increase brand awareness and brand equity.

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this is a cash-heavy business where we will need to spend dollars in order to increase brand awareness and build brand equity. Past cash was primarily generated through sales and convertible notes. Our goal is to be cash-flow positive within the next handful of years. However, managements focus is not only focused on reaching positive cash flow. We want to make sure we are reaching that in an efficient way by feeding what the business needs through capital expenditures and not solely focusing on pulling our brand back just only to be cash-flow positive. There is a balance we are seeking where we can fully operate the business of what it needs while also being cash flow positive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2022, the Company has capital resources available in the form of $27,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign is critical for us to move on. We originally raised our initial funds through friends and family but we need to expand our network to show the rest of the world the opportunity we have and the potential it has.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We see this campaign as our means to scale and grow our company. We can survive on our own for possibly 3-6 months without any cash infusion but we would have to halt a lot of operations in order to lower our burn rate to keep us alive longer to find other means of cash infusions.

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum of $10,000 we have a monthly burn rate of roughly $6,000. We can get that down towards $4,000 a month by not using any contractors and stop marketing, but we would have approximately 6 months runway. The first $10,000 raised would go to StartEngine and their marketing fees and operational fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal of $1.07M we estimate that our Company should have enough capital in order to run the business for the next 12-18 months. We expect to spend roughly around $100,000 to set up our co packer and get 12,000 units of new initial inventory. $350,000 in full time employment, and $450,000 in marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including more convertible notes from personal networks. Our mission and focus are to have all investors go through this crowdfunding platform but we also want to stay flexible in case potential investors do not want to go through this specific channel.

Indebtedness

- **Creditor:** Founders (Promissory Notes)
  Amount Owed: $14,604.00
  Interest Rate: 8.0%
  Maturity Date: June 30, 2024
  auto-equity clause conversion at $50k

- **Creditor:** Convertible Note part 1
  Amount Owed: $92,000.00
  Interest Rate: 5.0%
  Maturity Date: December 25, 2024
  conversion of $50k and min val of $1.7mm

- **Creditor:** Convertible Debt part 2
  Amount Owed: $55,000.00
  Interest Rate: 5.0%
  Maturity Date: May 22, 2025

$500k conversion trigger with min val of $3,000,000

- **Creditor:** Convertible Note Part 3
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: January 04, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

- **Creditor:** Convertible Note part 4
  Amount Owed: $5,000.00
  Interest Rate: 5.0%
  Maturity Date: November 02, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

- **Creditor:** Convertible Note Part 5
  Amount Owed: $3,000.00
  Interest Rate: 5.0%
  Maturity Date: February 11, 2026
  $50k conversion but with a $6mm minimum valuation and 10% equity discount

Related Party Transactions

- **Name of Entity:** Roberto Guerrieri
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Roberto lent the company $4,305 in a promissory note to help start the company
  Material Terms: auto-equity clause conversion at $50k

- **Name of Entity:** Nicolas Guerrieri
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Nicolas put in $4,000 to help start the company and this was in the form of a promissory work
  Material Terms: auto-equity clause conversion at $50k

- **Name of Entity:** Hunter Goheen
  Relationship to Company: Partner
  Nature / amount of interest in the transaction: $2,979.53 to help start the company
  Material Terms: this is in a convertible note form

- **Name of Entity:** Stuart Francis
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $3,319.73 to help start the company
  Material Terms: this is an a convertible note

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

When deciding on a valuation, we did a comparable look at what previous beverage alcohol and consumer companies have successfully raised, based on their IP, successful market launches, LTM Revenue, potential growth rates, and overall size of the industry. As a brand that is in the market, the product, sales and marketing, and distribution all in place, we wanted to give our brand credit above brands that have yet to launch. We also didn't want to price ourselves at valuations of those brands that have significantly more distribution and sales than we currently have. After gathering that information and speaking with multiple CPG professionals with a close ear to the industry, we have triangulated that a $6,000,000 pre-money valuation is "inline" with other brands that are currently raising capital in both equity crowdfunds as well as private markets, based on our stage of development, size, and growth potential. Further, we believe that if our brand is successful, the market dynamics will allow an exit valuation that has the chance to be multiples higher than our current valuation, potentially providing investors with a return commensurate to the risk profile. One other company that comes to mind is called Art of Pour. They just recently launched on StartEngine and their valuation is $12.4M. They did roughly $20,000 in sales in 2021 which is lower than ours by a good amount and our valuation is less than half the valuation of theirs. We are extremely comfortable with our valuation at $6,000,000.

Disclaimers:

The company set its valuation internally without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $179,604.00 in Convertible Notes outstanding. The Company issue further series of convertible notes in the future that may affect your investor rights. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*

96.5%
StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  41.5%
  This allocation to marketing will be used to continue our partnerships with festivals and events, content marketing, ambassadors programs, trade shows, website/technology advancements, and trade merchandise.

- *Company Employment*
  30.0%
  This allocation to company employees will focus on hiring a team of full-time employees that will focus on moving the brand forward. We are looking to hire sales reps, marketing personnel, and back-end positions to help our company.

- *Operations*
  25.0%
  This allocation to operations mainly consists of scaling our operation via a co-packer, expanding to more flavors, and increasing our inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinkchelly.com/ (https://drinkchelly.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chelly

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CHELLY, Inc.

[See attached]





Accountant's Compilation Report

The Members'
CHELLY, LLC
11445 E. Via Linda #530
Scottsdale, AZ 85259

We have compiled the accompanying financial statements of CHELLY, LLC, which comprise the balance sheets, the related statements of income, changes in members' equity, and cash flows for the years ending December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110

10/20/2021

The Otaigbe Group

CHELLY, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2020 and 2019
(Unaudited)

Assets

	2020	2019
Current Assets		
Cash	31,788	3,623
Accounts Receivable	60	-
Total Current Assets	31,848	3,623
Other Assets		
Security Deposits	800	800
Total Other Assets	800	800
Total Assets	$ 32,648	$ 4,423

Liabilities & Capital

	2020	2019
Liabilities		
Current Liabilities		
Loans from Shareholders	619	-
EIDL Loan	4,000	-
Credit Card Payable	15,672	13,425
Payroll Liabilities	392	278
Total Current Liabilities	20,683	13,703
Other Liabilities		
Convertible Notes	30,000	-
Total Other Liabilities	30,000	-
Long Term Liabilities		
Notes Payable-Members	14,604	15,020
Total Long Term Liabilities	14,604	15,020
Total Liabilities	$ 65,287	$ 28,722
Capital		
Capital	(24,300)	-
Member Contributions	15,428	5,205
Member Draws	-	-
Net Income/(Loss)	(23,767)	(29,504)
Total Capital	(32,639)	(24,300)
Total Liabilities and Capital	$ 32,648	$ 4,423

CHELLY, LLC
INCOME STATEMENT
FOR YEARS ENDING DECEMBER 31, 2020 and 2019
(Unaudited)

	2020	2019
Sales		
Sales Revenue	9,751	3,395
Total Sales Revenue	9,751	3,395
Cost of Goods Sold		
COGS	9,441	8,365
Gross Profit	310	(4,970)
Operating Expenses		
Advertising & Promotions	2,731	3,641
Auto	531	2,014
Bank Charges	209	142
Commission Expense	100	-
Dues & subscriptions	125	382
Interest Expense	532	-
Legal & Professional	1,381	-
Liability Insurance	4,993	2,495
Licences and Taxes	1,370	1,332
Meals & Entertainment	-	171
Miscellaneous Expenses		1,828
Office Supplies	35	-
Printing	10	-
Rent Expense	9,207	4,220
Shipping	122	-
Small Tools & Equipment	870	6,804
Utilities	454	394
Website	1,408	1,830
Total Operating Expenses	24,077	25,252
Net Operating Income/(Loss)	(23,767)	(30,222)
Other Income		
Miscellaneous Income	-	717
Total Other Income	-	-
Net Income/(Loss)	$ (23,767)	$ (29,504)

CHELLY, LLC
STATEMENT OF MEMBERS EQUITY
FOR YEARS ENDEDING DECEMBER 31, 2020 and 2019
(Unaudited)

	Member Contributions		Member Distributions		Accumulated Deficit		Total Members' Equity
Balance as of January 1, 2019	-		-		-		-
Member Contributions	5,205		-		-		5,205
Member Distributions	-		-		-		-
Net Income/(Loss)	-		-		(29,504)		(29,504)
Balance as of December 31, 2019	$ 5,205	$	-	$	(29,504)	$	(24,300)
Member Contributions	15,427		-		-		15,427
Member Distributions	-		-		-		-
Net Income/(Loss)	-		-		(23,767)		(23,767)
Balance as of December 31, 2020	$ 15,427	$	-	$	(23,767)	$	(32,639)

CHELLY, LLC
STATEMENT OF CASH FLOWS
FOR YEARS ENDING DECEMBER 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss) for the period	$ (23,767)	(29,504)
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Increase/decrease in Accounts Receivable	(60)	-
Increase/decrease in Loan from Shareholders	453	-
Increase/decrease in Security Deposit	-	(800)
Increase/decrease in Credit Card Payable	2,247	13,425
Increase/decrease in Payroll Liabilities	114	278
Net cash provided by operating activities	(21,013)	(16,601)
Cash flows from financing activities		
Increase/decrease Convertible Notes	30,000	-
Increase/decrease Member Loans	(415)	15,020
Increase/decrease EIDL Loan	4,000	-
Increase/decrease owner capital	15,593	5,204
Net cash provided by financing activities	49,178	20,224
Net increase (decrease) in cash	28,165	3,623
Cash at beginning of period	3,623	-
Cash at end of period	$ 31,788	$ 3,623

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

CHELLY, LLC ("the Company") is an LLC organized under the laws of Arizona. Incorporated on January 20, 2019. The company sells a unique infused Limoncello that is a grain neutral spirit limon liqueur.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Before adopting ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable, and collectability was reasonably assured. Management believes

that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements. The Company generates revenues by selling its limon-liqueur to retailers and individual consumers. The Company's payments are always COD.

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a Partnership in the federal jurisdiction of the United States. The Company is taxed as a flow through entity, not subject to income tax. Operating income and losses are reported by the company members.

The Company is subject to income tax filing requirements in the State of Arizona.

NOTE C – DEBT

The Company has long-term loans of $44,604. Included in this balance is $14,604 of related party member loans disclosed in note F. The company issued $30,000 of convertible notes for the purpose of raising seed working capital.

Convertible Notes

During the period ended December 31, 2020, the Company issued convertible promissory notes to investors in the aggregate principal amount of $30,000. The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 5% per annum, and (iii) are due four years from the date of issuance. One set of the convertible promissory notes are convertible at any time in the event that the company issues and sells its securities to investors with gross proceeds of at least $50,000. The other set of convertible notes $500,000. Both sets of notes with a 20% equity discount. The principal balance of the notes shall automatically convert in whole without any further action by the Holder into such equity securities at a conversion price equal to eight percent (80%) of the equity price paid by the investors, and otherwise on the same terms and conditions as given to the investors. If there is not an equity sale that hits $50,000 or $500,000 prior to the maturity date, the outstanding principal balance and accrued interest shall be converted into equity securities at the conversions price equal to the quotient of $1,700,000 for one set of notes, and for other notes greater than $1,700,000 divided by the aggregate

number of outstanding equity units as of the maturity date. The other set of notes at the quotient of $3,000,000 or $5,000,000.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants based on the highest and best of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F – RELATED PARTY TRANSACTIONS

There are four members that have provided loans to the company. The 2019 Hunter Cohen 5 year, 8% interest loan is for $2,979.53. The 2019 Nicholas Guerrieri 5 year, 8% interest loan is for $4,000. The 2019 Roberto Guerrieri 5 year, 8% interest loan is for $4,305. The 2019 Stuart Francis 5 year, 8% interest loan is for $3,319.73.

NOTE G – INCOME TAXES

The Company has filed its income tax returns for the periods ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE H – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue depends on management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company cannot continue as a going concern.

NOTE I - SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 20, 2021. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1.07 million in an equity offering. The Company is attempting to raise a minimum amount of $10K in this offering and up to $1.07 million maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through the Intermediary StartEngine Capital. The Intermediary will be entitled to receive a:

- 3.5% commission based on the dollar amount received from US investors for ACH and wire payments and 5.5% commission based on the dollar amount received from International ACH and wire payments. In addition, 3.5% will be charged to the investor.

- 7.5% commission based on the dollar amount received from US investors for credit card payments and 9.5% commission based on the dollar amount received from international credit card payments. In addition, 3.5% percent will be charged to the investor.

- In addition, 2% commission paid in equity or securities at the same rate as this offering.

- Company shall only pay 1% cash commissions based on a $20,000 investment dollar amount or higher received from a specific list of no more than 20 institutional or angel investors (the "Company Investors") that the Company will provide to StartEngine before launching the Offering on the Site.

Convertible Notes

The company is planning to offer additional convertible notes in 2021.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NICK: When life gives you lemons, you could make lemonade, or... shake up the 131 billion dollar global liqueur market. Thanks to millennials, liquor market preferences have changed significantly over the past 10 years. Consumers want bold drinks that taste great and are as versatile as their varied lifestyles.

We have grown 362% year over year, reached over 50 accounts across Arizona, and secured a partnership for delivery coverage statewide plus multiple festival sponsorships- all in less than two years, for less than one-tenth the cost of the average distillery startup.

In our opinion, big liquor brands are still using the same old recipes and same old-fashioned marketing.

CHELLY is showing up at the party, livening it up, and leading the way.

HUNTER: CHELLY is a totally homegrown company. We met at the University of Arizona and started the business in 2019 after Nick brought his family's homemade limoncello to a party. What began with an authentic old world family recipe, local lemons, and a lot of hard work has lead to Wine Enthusiast awarding CHELLY a score of 92 and naming it one of the top 100 spirits of 2021. CHELLY also won a double gold medal at the 2021 San Francisco World Spirits Competition.

STUART: CHELLY is a limoncello updated for the modern world. Our award-winning recipe infuses the fresh flavor and texture of lemon liqueur with a high-octane grain neutral spirit using all natural ingredients. CHELLY's broad appeal taps into dual markets of liqueur and vodka. It's great for people who crave a smooth combo of flavor, fun and "la dolce vita." Whether you're at home, on the town or at a get-together, you can sip to savor it, shoot it, or mix it to match your mood in any type of cocktail. Salute!

HUNTER: We plan to scale and expand our award winning product into California, Texas, and Nevada, beef up our brand awareness, and create three new flavors: lime, orange, and grapefruit.

NICK: CHELLY is bringing liquor into the 21st century with an all natural, dangerously delicious, next-generation of flavor. This is your invitation to share in the fruits of our labor with us! So come join the CHELLY family!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.